UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
Quim Rock, Inc.

Legal status of Issuer:

　Form:
　Corporation

　Jurisdiction of Incorporation/Organization:
　California

　Date of Organization:
　October 5, 2016

Physical Address of Issuer:
734 15th Avenue, San Francisco, CA 94118

Website of Issuer:
https://itsquim.com/

Current Number of Employees:
3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$695,397	$558,276
Cash and Cash Equivalents	$141,964	$20,401
Accounts Receivable	$16,546	$0
Short-term Debt	$1,227,190	$920,018
Long-term Debt	$139,566	$129,566
Revenues/Sales	$116,601	$32,579
Cost of Goods Sold	$113,246	$94,098
Taxes Paid	$0	$0
Net Income	-$86,011	-$216,529

Annual Report for Form C-AR

of

Quim Rock, Inc.

A California corporation

April 29, 2022

QUIM ROCK, INC.

Quim Rock, Inc., a California corporation ("**Quim Rock**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://itsquim.com/ no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://itsquim.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Quim Rock, Inc.

FINANCIAL CONDITION OF QUIM ROCK, INC.

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of Quim Rock, Inc. is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

The Company has also provided financial information for Marrow Industries attached as Exhibit B, a wholly owned subsidiary of the Company. The financial statements of the Company *include* information for Marrow Industries as well and are consolidated. References to the Company include references to Marrow Industries.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $152,000 in cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

COMPANY INFORMATION

Issuer Legal Name:	Quim Rock, Inc.
Form of Organization:	Corporation
Jurisdiction in Which Issuer is Formed:	California
Date of Organization:	October 5, 2016
Physical Address:	734 15th Avenue, San Francisco, CA 94118
Web Site:	https://itsquim.com/
Locations in Which the Company Conducts Business:	all 50 U.S. States.

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cyo Ray Nystrom	CEO, Director	Quim Rock - CEO. 2016 - Present	B.A. History, Art History, African American Studies - Kenyon College class of 2012
Rachel Washtien	COO, Director	Quim Rock - COO. 2016 - Present	B.A. Economics, Spanish - Occidental College class of 2012
Dana Twomey	Director	West Monroe Partners - Sr. Manager. 2017 - Present. Quim Rock – Director. February 2022 – Present.	Dana has a bachelor's degree from Denison University and an MBA from the University of Notre Dame.

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Cyo Nystrom	300,000/Common Stock	47.92%
Rachel Washtien	300,000/Common Stock	47.92%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

Quim is a self-care line for humans with vaginas and humans without vaginas who love vaginas. Our mission at Quim is to create plant-based products that deepen the connection you have with your own body, and empower you to care for it in a way that makes sense for you. Our formulas are inspired by centuries of folk medicine and, with you, we hope to create a space for people with vaginas to share their experiences and promote shameless self-care. By reconnecting with our own bodily intuition, we can fully tap into our power as the "#1 expert" on living in our own bodies.

The Company's Products and/or Services

Product / Service	Description	Current Market
Night Moves Intimate Oil	Night Moves Intimate Oil is a cannabis-infused oil designed to intensify sensation and increase libido, while serving as a proactive vaginal health supplement.	Regulated CA cannabis market; people experiencing a range of vaginal health issues across a spectrum of ages. Please note - this product is produced by a licensed cannabis manufacturer in California, Quim is the brand.
Oh YES! Latex-Safe Serum	Oh YES! Latex-Safe Serum is a fast-acting, cannabis-infused serum designed to increase natural lubrication and enhance sensation.	Regulated CA cannabis market; people experiencing a range of vaginal health issues across a spectrum of ages. Please note - this product is produced by a licensed cannabis manufacturer in California, Quim is the brand.
Smooth Operator Intimate Serum	Smooth Operator is a hemp CBD-infused, latex-safe serum designed to increase blood flow, promote pelvic relaxation, and decrease inflammation and pain.	Direct-to-consumer + wholesale; people experiencing a range of vaginal health issues across a spectrum of ages.
Happy Clam Everyday Oil	Happy Clam Everyday Oil is designed to keep your quim happy, healthy and moisturized. Think of it as 'eye cream for your vagina'™.	Direct-to-consumer + wholesale; people experiencing a range of vaginal health issues across a spectrum of ages.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Several key competitors in the space include Foria, Maude, Apothecanna and Unbound Babes. Foria is likely our most well-known competitor, as they are a prominent cannabis-infused sexual wellness company. Quim is uniquely positioned within the industries of cannabis, sexual wellness, sex tech and period care. While we technically have market competition, our offering is unique.

Customer Base

Our products are a good fit for humans with vaginas of all ages, often curious Millenials and Baby Boomers.

Supply Chain

We obtain our productsfrom multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Anticipated Business Plan

We generate revenue through our online marketplace as well as through our retail partnerships.

EMPLOYEES

The Company currently has 3 employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

1

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Cyo Ray Nystrom, our CEO, Rachel Washtien, our COO, and Dana Twomey, our . The Company has or intends to enter into employment agreements with Cyo Ray Nystrom, Rachel Washtien, and Dana Twomey, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Stock
Number of shares Authorized	1,000,000
Number of shares Outstanding	626,000
Par Value Per Share	$.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security.*	100%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$318,289
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	0%

Valuation Cap	$10,000,000
Discount Rate	20%

Type	SAFEs
Face Value	$913,000
Voting Rights	None but may receive them upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEholders will be entitled to stock of the company, which will dilute holders of Crowd SAFEs.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	0%
Valuation Cap	$5,000,000
Discount Rate	20%

Type	SAFEs
Face Value	$157,000
Voting Rights	None but may receive them upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEholders will be entitled to stock of the company, which will dilute holders of Crowd SAFEs.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	0%
Valuation Cap	$12,000,000
Discount Rate	20%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of

$10,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Debt

The Company has the following debt outstanding: None

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
SAFE	$50,000	1	COGS, Operations, Marketing, Product Development	May 27, 2019	Section 4(a)(2)
SAFE	$25,000	1	COGS, Operations, Marketing, Product Development	June 18, 2019	Section 4(a)(2)
SAFE	$25,000	1	COGS, Operations, Marketing, Product Development	May 28, 2019	Section 4(a)(2)
SAFE	$12,500	1	COGS, Operations, Marketing, Product Development	January 31, 2019	Section 4(a)(2)
SAFE	$25,000	1	COGS, Operations, Marketing, Product Development	May 20, 2019	Section 4(a)(2)
SAFE	$10,000	1	COGS, Operations, Marketing, Product Development	May 29, 2019	Section 4(a)(2)
SAFE	$5,000	1	COGS, Operations, Marketing, Product Development	August 1, 2019	Section 4(a)(2)
SAFE	$125,000	1	COGS, Operations, Marketing,	August 14, 2019	Section 4(a)(2)

1

			Product Development		
SAFE	$15,000	1	COGS, Operations, Marketing, Product Development	April 19, 2020	Section 4(a)(2)
SAFE	$10,000	1	COGS, Operations, Marketing, Product Development	February 3, 2020	Section 4(a)(2)
SAFE	$100,000	1	COGS, Operations, Marketing, Product Development	July 28, 2019	Section 4(a)(2)
SAFE	$7,500	1	COGS, Operations, Marketing, Product Development	April 21, 2020	Section 4(a)(2)
SAFE	$15,000	1	COGS, Operations, Marketing, Product Development	June 14, 2020	Section 4(a)(2)
Crowd SAFE	$318,289	1	COGS, Operations, Marketing, Product Development	January 24, 2021	Regulation Crowdfunding
SAFE	$25,000	1	Working Capital	October 8, 2021	Section 4(a)(2)
SAFE	$100,000	1	Working Capital	September 30, 2021	Section 4(a)(2)
SAFE	$32,000	1	Working Capital	November 8, 2021	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company concluded its Regulation Crowdfunding offering on January 25, 2021, and filed its initial Form C-AR on April 30, 2021. This is the Company's second Form C-AR.

1

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Cyo Ray Nystrom
(Signature)

Cyo Ray Nystrom
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Cyo Ray Nystrom
(Signature)

Cyo Ray Nystrom
(Name)

CEO
(Title)

April 29, 2022
(Date)

/s/Rachel Washtien
(Signature)

Rachel Washtien
(Name)

Director
(Title)

April 29, 2022
(Date)

/s/Dana Twomey
_____
(Signature)

Dana Twomey
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Cyo Ray Nystrom, being the CEO of Quim Rock, Inc., hereby certify as of the date of this Form C-AR that the financial statements of Quim Rock, Inc. included in this Form are true and complete in all material respects.

/s/ Cyo Ray Nystrom
_____
(Signature)

Cyo Ray Nystrom
_____
(Name)

CEO
_____
(Title)

April 29, 2022
_____
(Date)

EXHIBIT A

Financial Statements of the Company

EXHIBIT A

Financial Statements of Morrow Industries

Balance Sheet

Marrow Industries
As of December 31, 2020

	DEC 31, 2020
Assets	
Current Assets	
Cash and Cash Equivalents	
Marrow Industries	41,742.05
Total Cash and Cash Equivalents	41,742.05
Accounts Receivable	11,989.13
Due to Quim Rock	(182,073.13)
WIP	27,086.36
Total Current Assets	(101,255.59)
Fixed Assets	
Office Equipment	25.14
Total Fixed Assets	25.14
Total Assets	(101,230.45)
Liabilities and Equity	
Liabilities	
Current Liabilities	
Historical Adjustment	53.16
Quimrock Loan	42,486.02
Sales Tax	(8,661.69)
Visa Signature Business	14,971.43
Total Current Liabilities	48,848.92
Total Liabilities	48,848.92
Equity	
Current Year Earnings	(122,314.73)
Retained Earnings	(27,764.64)
Total Equity	(150,079.37)
Total Liabilities and Equity	(101,230.45)

Income Statement (Profit and Loss)

Marrow Industries
For the year ended December 31, 2020

	2020
Income	
Other Revenue	66.50
Retail Sales - Happy Clam	55,829.15
Retails Sales - Smooth Operator	92,757.51
Wholesale Sales - Happy Clam	22,876.53
Wholesale Sales - Happy Clam Samples	100.00
Wholesale Sales - Smooth Operator	28,290.36
Total Income	199,920.05
Cost of Goods Sold	
COGS - Adjustment Account	28,340.00
COGS - Happy Clam Sample Packaging	528.53
COGS - R&D Lab Testing	406.00
COGS - Smooth Operator Direct Labor	2,355.00
COGS - Smooth Operator Hemp	7,416.27
COGS - Smooth Operator Packaging	3,477.79
COGS - Smooth Operator Sample Packaging	583.26
COGS - Wholesale Shipping Costs	(1,323.80)
COGS: Case Expenses	274.49
COGS: Contractors	1,263.98
COGS: Happy Clam Direct Labor	7,150.00
COGS: Happy Clam Packaging	133.11
COGS: Licensing ees	30.00
COGS: Outside Service	13,331.20
COGS: Shipping	2,543.60
COGS: Supplies & Materials	77.89
COGS-Lab Testing	937.56
Cost of Goods Sold	95.08
Total Cost of Goods Sold	67,619.96
Gross Profit	132,300.09
Operating Expenses	
Advertising & Marketing: General Marketing Materials	947.58
Advertising & Marketing:Event Sponsorship:Event Materials	89.28
Advertising & Marketing:Influencer Marketing	(431.09)
Advertising & Marketing:Paid Marketing	19,462.98
Affiliate Contract Payments	23.52
ank Service Charges	24.00

	2020
Charitable Donations	882.50
CreditCard Processing ees	(1,412.55)
Design Services	210.40
Dues & Subscriptions	2,679.65
General Expenses	4.79
Interest Expense	976.10
Meals & entertainment	46.97
Office Expenses	26.06
Payroll Tax Expense	47,922.88
Postage & Delivery	4.20
S uare Service ees	3,329.86
State Income Tax	800.00
Wages and Salaries	179,150.25
Website Hosting Maintenance	523.12
Total Operating Expenses	**255,260.50**

Operating Income

(122,960. 1)

Other Income (Expense)

CC Cash ack Income	645.68
Total Other Income (Expense)	**6 5.6**

et Income

(122,31 .73)

Unaudited

Statement of Cash Flows

Marrow Industries
For the year ended December 31, 2020

	2020
Operating Activities	
Receipts from customers	203,311.51
Payments to suppliers and employees	(322,546.00)
Cash receipts from other operating activities	(9,225.63)
Net Cash Flows from Operating Activities	(128,460.12)
Investing Activities	
Proceeds from sale of property, plant and equipment	28,340.00
Other cash items from investing activities	182,073.13
Net Cash Flows from Investing Activities	210,413.13
Financing Activities	
Other cash items from financing activities	(68,794.68)
Net Cash Flows from Financing Activities	(68,794.68)
Net Cash Flows	13,158.33
Cash and Cash E uivalents	
Cash and cash equivalents at beginning of period	28,583.72
Net cash flows	13,158.33
Cash and cash equivalents at end of period	41,742.05
Net change in cash for period	13,158.33

Balance Sheet

Marrow Industries
As of December 31, 2021
Accrual Basis

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
Marrow Industries	78,775.93
Total Cash and Cash Equivalents	78,775.93
Accounts Receivable	3,367.68
WIP	24,892.83
Total Current Assets	107,036.44
Total Assets	107,036.44
Liabilities and Equity	
Liabilities	
Current Liabilities	
Historical Adjustment	88.26
R. WASHTIEN Credit Card	14,234.25
Sales Tax	2.00
Visa Signature Business	32.30
Total Current Liabilities	14,356.81
Long Term Liabilities	
Due to Quim Rock	264,163.29
Total Long Term Liabilities	264,163.29
Total Liabilities	278,520.10
Equity	
Current Year Earnings	(104,735.47)
Retained Earnings	(66,748.19)
Total Equity	(171,483.66)
Total Liabilities and Equity	107,036.44

Income Statement (Profit and Loss)

Marrow Industries
For the year ended December 31, 2021
Accrual Basis

	2021
Income	
Retail Sales - Happy Clam	65,793.94
Retails Sales - Smooth Operator	159,980.89
Wholesale Sales - Happy Clam	28,796.66
Wholesale Sales - Smooth Operator	57,658.42
Total Income	**312,229.91**
Cost of Goods Sold	
COGS- Happy Clam Sample Packaging	1,662.24
COGS - Smooth Operator Direct Labor	13,845.00
COGS - Smooth Operator Hemp	8,950.00
COGS - Smooth Operator Non-Hemp	6,185.15
COGS - Smooth Operator Packaging	26,911.71
COGS - Smooth Operator Sample Packaging	485.60
COGS: Case Expenses	821.79
COGS: Happy Clam Direct Labor	6,550.00
COGS: Happy Clam non-hemp	589.02
COGS: Happy Clam Packaging	7,780.00
COGS: Licensing Fees	222.00
COGS: Outside Service	27,697.78
COGS: Shipping	5,483.97
COGS-Lab Testing	1,775.00
Total Cost of Goods Sold	**108,959.26**
Gross Profit	**203,270.65**
Operatin penses	
Advertising	8,700.00
Advertising Marketing - Event Sponsorship	150.00
Advertising Marketing: General Marketing Materials	2,520.77
Advertising Marketing:Event Sponsorship:Event Materials	57.42
Advertising Marketing:Paid Marketing	94,241.92
Affiliate Contract Payments	480.54
ank Service Charges	508.47
Charitable Donations	1,671.50
Consulting Accounting	2,050.00
Credit Card Processing Fees	4,688.87
Design Services	268.60

	2021
Dues Subscriptions	8,893.66
General Expenses	39.80
Interest Expense	1,048.56
Legal Expenses	199.00
Meals entertainment	80.02
Office Expenses	32.51
Payroll Tax Expense	12,646.59
Postage Delivery	22.71
State Income Tax	800.00
Travel	1.00
Wages and Salaries	169,095.60
Website Hosting Maintenance	450.06
Total Operatin penses	308,6 7.60

Operatin Income

	(105,376.95)

Other Income (pense)

CC Cash ack Income	641.48
Total Other Income (pense)	6 1. 8

et Income

	(10 ,735. 7)

Statement of Cash Flows

Marrow Industries
For the year ended December 31, 2021

	2021
Operating Activities	
Receipts from customers	318,150.70
Payments to suppliers and employees	(417,408.82)
Cash receipts from other operating activities	591.61
Net Cash Flows from Operating Activities	(98,666.51)
Investing Activities	
Other cash items from investing activities	(3,206.47)
Net Cash Flows from Investing Activities	(3,206.47)
Financing Activities	
Other cash items from financing activities	138,906.86
Net Cash Flows from Financing Activities	138,906.86
Net Cash Flows	37,033.88
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	41,742.05
Net cash flows	37,033.88
Cash and cash equivalents at end of period	78,775.93
Net change in cash for period	37,033.88

Balance Sheet

Quim Rock
As of December 31, 2020

	DEC 31, 2020
Assets	
Current Assets	
Cash and Cash Equivalents	
Quim Rock Checking	20,400.72
Total Cash and Cash Equivalents	20,400.72
Accumulated depreciation	(1,771.92)
Due from Marrow	224,559.15
Prepayments	5,750.00
WIP - Work in Progress	175,000.00
Total Current Assets	423,937.95
Fixed Assets	
Inventory Asset	109,024.50
Office Equipment	3,278.63
WS Retainer	22,035.00
Total Fixed Assets	134,338.13
Total Assets	558,276.08
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	10,266.08
AMEX Quim Rock Inc.	720.04
Andy Rust - Investment Note	49,965.00
EDCI (Paul Rosen) - Investment Note	24,990.00
Historical Adjustment	(1,078.58)
ICCY (Paul Rosen) - Investment Note	24,990.00
ennifer Piro - Investment Note	10,000.00
ohn orup - Investment Note	63,000.00
P Capital - Investment Note	75,000.00
en Rubin - Investment Note	25,000.00
arry Washtien - Investment Note	32,500.00
ouis Sterling - Investment Note	12,500.00
Mark Bolger - Investment Note	50,000.00
Matthew Donovan - Investment Note	25,000.00
Michael Solomon - Investment Note	40,000.00
Nystrom amily rust - Investment Note	25,000.00
Patrick Bennett - Investment Note	24,985.00

	DEC31,2020
Paul Brinson - Investment Note	25,000.00
Paul Peterson - Investment Note	25,000.00
Peter eifel - Investment Note	114,980.00
PPP oan	40,400.00
Qinglan Pan - Investment Note	25,000.00
Quim Rock DAMA Account	34,118.33
Republic Payout 1 - Investment Note	51,883.50
Rounding	(0.03)
Sales a	(295.72)
Steven ifis - Investment Note	25,000.00
Suspense	(43.00)
ince erkoff - Investment Note	25,000.00
isa Signature Business	1,137.38
William Courtright - Investment Note	60,000.00
Total Current Liabilities	**920,018.00**

Long Term Liabilities

Babel entures - Investment Note	125,000.00
Barbara Minu i - Investment Note	5,000.00
oan	(10,000.00)
Partner Investment	9,566.00
Total Long Term Liabilities	**129,566.00**

Total Liabilities	**1,049,584.00**

Equity

Common Stock	60.00
Current Year Earnings	(216,529.48)
Retained Earnings	(274,838.44)
Total Equity	**491,307.92**

Total Liabilities and Equity	**558,276.08**

Income Statement (Profit and Loss)

Quim Rock
For the year ended December 31, 2020

	2020
Income	
Capital One Cash Back	773.70
Gross Product Revenue - Night Moves	17,559.54
Other Revenue	109.21
Product Royalties - Oh Yes!	14,136.44
Total Income	32,578.89
Cost of Goods Sold	
COGS - Equipment Rental	91.24
COGS: Case Expenses	311.09
COGS: Case Packaging	2,856.21
COGS: Contractors	4,948.40
COGS: Latex Safe – Packaging	884.18
COGS: Licensing Fees	89.00
COGS: Packaging - Night Moves Travel	3,312.54
COGS: Packaging - Oh Yes! Travel	3,312.93
COGS: Quim Sample Packaging	121.95
COGS: Research evelopment	2,752.52
COGS: Shipping	376.37
COGS-Rent	14,947.00
ages and Salaries	52,448.55
eird Science Production Fees	7,646.36
Total Cost of Goods Sold	94,098.34
Gross Profit	(61,519.45)
Operatin penses	
dvertising	1,357.63
dvertising Marketing - Event Sponsorship	924.19
dvertising Marketing:Event Sponsorship:Event Materials	2,849.30
dvertising Marketing:Photographer Payment	350.00
Bank Service Charges	8,932.70
Charita le onations	588.83
Consulting ccounting	10,143.50
esign Services	15,125.00
ues Su scriptions	6,188.75
Employee Benefits	14,047.49
General Expenses	644.00
Income Tax Expense	3,375.47

	2020
Insurance	6,202.09
Interest Expense	224.22
Legal Expenses	940.00
Meals entertainment	2,534.21
Medical Insurance - Employee	4,178.96
Office Expenses	2,470.00
Outside Services	36,984.00
Payroll Tax Expense	15,974.30
Postage elivery	2.10
Professional Services: ccounting	600.00
Rental Space - Storage	10,776.62
Royalty Payments -Monica ialpando	2,252.98
-Service Charges	1.05
State Income Tax	800.00
Telephone Internet	450.00
Trademarking	200.00
Travel	5,368.76
e site osting Maintenance	523.88
Total Operatin penses	155,010.03

Operatin Income (216,529.48)

et Income (216,529.48)

Statement of Cash Flows

Quim Rock
For the year ended December 31, 2020

	2020
Operating Activities	
Receipts from customers	32,578.89
Payments to suppliers and employees	(238,842.29)
Net Cash Flows from Operating Activities	(206,263.40)
Investing Activities	
Payment for property, plant and equipment	(9,510.00)
Other cash items from investing activities	(102,073.13)
Net Cash Flows from Investing Activities	(111,583.13)
Financing Activities	
Other cash items from financing activities	139,208.04
Net Cash Flows from Financing Activities	139,208.04
Net Cash Flows	(1 8,638.49)
Cash and Cash uivalents	
Cash and cash equivalents at beginning of period	164,920.88
Net cash flows	(178,638.49)
Cash and cash equivalents at end of period	(13,717.61)
Net change in cash for period	(1 8,638.49)

Balance Sheet

Quim Rock
As of December 31, 2021
Accrual Basis

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
Quim Rock Chase	1,805.93
Quim Rock Checking	140,158.05
Total Cash and Cash Equivalents	141,963.98
Accounts Receivable	16,546.04
Accumulated depreciation	(1,771.92)
Due from Marrow	264,163.29
Loan Receivable	10,000.00
Prepayments	5,750.00
The Galley Retainer	17,000.00
WIP - Work in Progress	148,917.25
Total Current Assets	602,568.64
Fixed Assets	
Inventory Asset	67,120.79
Office Equipment	3,672.32
WS Retainer	22,035.00
Total Fixed Assets	92,828.11
Total Assets	695,396.75
Liabilities and Equity	
Liabilities	
Current Liabilities	
AMEX Quim Rock Inc.	655.35
Andy Rust - Investment Note	49,965.00
EDCI (Paul Rosen) - Investment Note	24,990.00
ICC (Paul Rosen) - Investment Note	24,990.00
ennifer Piro - Investment Note	10,000.00
ohn Gorup - Investment Note	63,000.00
P Capital - Investment Note	75,000.00
en Rubin - Investment Note	25,000.00
Larry Washtien - Investment Note	32,500.00
Louis Sterling - Investment Note	12,500.00
Mark Bolger - Investment Note	50,000.00
Matthew Donovan - Investment Note	25,000.00

	DEC 31, 2021
Michael Solomon - Investment Note	40,000.00
Nystrom amily Trust - Investment Note	25,000.00
Patrick Bennett - Investment Note	24,985.00
Paul Brinson - Investment Note	25,000.00
Paul Peterson - Investment Note	25,000.00
Peter eife l - Investment Note	114,980.00
Qinglan Pan - Investment Note	25,000.00
Republic Payout 1 - Investment Note	51,883.50
Republic Payout 2 - Investment Note	155,000.00
Republic Payout 3 - Investment Note	79,898.63
Rounding	(0.03)
Safe Investment Note 2	157,000.00
Sales Ta	(295.72)
Steven Gifis - Investment Note	25,000.00
ince erkoff - Investment Note	25,000.00
isa Signature Business	138.00
William Courtright - Investment Note	60,000.00
Total Current Liabilities	**1,227,189.73**

Long Term Liabilities

Babel entures - Investment Note	125,000.00
Barbara Minu i - Investment Note	5,000.00
Partner Investment	9,566.00
Total Long Term Liabilities	**139,566.00**

Total Liabilities	**1,366,755.73**

Equity

Common Stock	60.00
Current ear Earnings	(86,010.79)
Retained Earnings	(585,408.19)
Total Equity	**671,358.98**

Total Liabilities and Equity	**695,396.75**

Income Statement (Profit and Loss)

Quim Rock
For the year ended December 31, 2021
Accrual Basis

	2021
Income	
Gross Product Revenue - Night Moves	33,121.16
Other Revenue	6.41
PPP- Other Non-Taxable Income	51,282.35
Product Royalties - Oh Yes!	32,190.79
Total Income	**116,600.71**
Cost of Goods Sold	
COGS - Equipment Rental	290.09
COGS: Case Expenses	1,280.47
COGS: Case Packaging	110.94
COGS: Contractors	31,875.00
COGS: Education	290.00
COGS: Intimate Oil MV – Packaging	1,785.00
COGS: Latex Safe – Packaging	1,786.89
COGS: Licensing ees	257.00
COGS: Quim Sample Packaging	13.63
COGS: Research evelopment	796.54
COGS: Shipping	492.77
COGS-Packaging	169.01
Intimate Oil MV– Non-cannabis material	1,629.44
ages and Salaries	72,469.50
Total Cost of Goods Sold	**113,246.28**
Gross Profit	**3,354.43**
O eratin enses	
dvertising Marketing - Event Sponsorship	372.94
dvertising Marketing- Marketing Materials	146.33
dvertising Marketing:Influencer Marketing	41.54
dvertising Marketing:Paid Marketing	6,025.00
ank Service Charges	125.40
Charitable onations	452.50
Consulting ccounting	3,975.00
esign Services	236.25
ues Subscriptions	9,057.89
Employee enefits	7,509.57
General Expenses	915.39

	2021
Insurance	8,041.95
Interest Expense	110.05
Legal Expenses	13,596.39
Meals entertainment	988.35
Medical Insurance - Employee	3,063.38
Office Expenses	517.67
Outside Services	18,827.50
Payroll Tax Expense	5,419.96
Postage elivery	88.00
Rental Space - Storage	4,235.73
Royalty Payments - Monica Vialpando	282.67
State Income Tax	800.00
Trademarking	650.00
Travel	160.80
ebsite osting Maintenance	3,724.96
Total O eratin enses	8 ,365.22

O eratin Income (86,010.7)

et Income (86,010.7)

Statement of Cash Flows

Quim Rock
For the year ended December 31, 2021

	2021
Operating Activities	
Receipts from customers	100,054.67
Payments to suppliers and employees	(202,611.50)
Net Cash Flows from Operating Activities	**(102,556.83)**
Investing Activities	
Payment for property, plant and equipment	(1,900.40)
Other cash items from investing activities	(130,738.74)
Net Cash Flows from Investing Activities	**(132,639.14)**
Financing Activities	
Other cash items from financing activities	389,071.63
Net Cash Flows from Financing Activities	**389,0 1.63**
Net Cash Flows	**153,8 5.66**
Cash and Cash uivalents	
Cash and cash equivalents at beginning of period	(13,717.61)
Net cash flows	153,875.66
Cash and cash equivalents at end of period	140,158.05
Net change in cash for period	**153,8 5.66**